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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d - 102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d - 1(b), (c) AND (d) AND
                 AMENDMENTS THERETO PURSUANT TO RULE 13d - 2(b)

                                (AMENDMENT NO. 8)

                           D & E Communications, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.16 per share
                         (Title of Class of Securities)

                                    232860106
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]     Rule 13d-1(b) (Qualified Investor)
[_]     Rule 13d-1(c) (Passive Investor)
[X]     Rule 13d-1(d) (Exempt Investor)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    The D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002.

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    IRS Identification Number: 23-6564795

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)   [_]

    (b)   [X]

3.  SEC USE ONLY
----------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania

5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

    2,407,168 shares

6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

    -0-

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

    -0-

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

    -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,407,168 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

    [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    15.6%

12. TYPE OF REPORTING PERSON*

    00

1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

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    Anne B. Sweigart as voting trustee of the D & E Communications, Inc. Voting
    Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)  [_]

    (b)  [X]

3.  SEC USE ONLY

------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

    13,175 shares

6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

    2,407,168

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

    386,609

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

    42,677

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    429,286 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

    [X]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    2.8%

12. TYPE OF REPORTING PERSON*

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    IN

    *Each voting trustee who is also a shareholder and director of the Issuer
     (i.e., Ronald E. Frisbie, W. Garth Sprecher, Anne Sweigart, Robert M. Lauman and John Amos) has the right to retain 300 shares in his or her own name outside of the Voting Trust. They also retain the right to vote all shares held in their individual names in a company stock plan such as the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership Plan, or Dividend Reinvestment Plan.

 1. NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Ronald E. Frisbie as voting trustee of the D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)  [_]

    (b)  [X]

3.  SEC USE ONLY

    ------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

    -0-

6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

    2,407,168

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

    31,634

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

    20,400

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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    52,034 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

    [X]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.2%

12. TYPE OF REPORTING PERSON*

    IN

    *Each voting trustee who is also a shareholder and director of the Issuer
     (i.e., Ronald E. Frisbie, W. Garth Sprecher, Anne Sweigart, Robert M. Lauman and John Amos) has the right to retain 300 shares in his or her own name outside of the Voting Trust. They also retain the right to vote all shares held in their individual names in a company stock plan such as the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership Plan, or Dividend Reinvestment Plan.

1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    W. Garth Sprecher as voting trustee of the D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)  [_]

    (b)  [X]

3.  SEC USE ONLY

    ------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

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    3,018 shares

6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

    2,407,168

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

    105,157

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

    11,217

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    116,374 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

    [X]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0.8%

12. TYPE OF REPORTING PERSON*

    IN

    *Each voting trustee who is also a shareholder and director of the Issuer
     (i.e., Ronald E. Frisbie, W. Garth Sprecher, Anne Sweigart, Robert M. Lauman and John Amos) has the right to retain 300 shares in his or her own name outside of the Voting Trust. They also retain the right to vote all shares held in their individual names in a company stock plan such as the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership Plan, or Dividend Reinvestment Plan.

1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Robert M. Lauman as voting trustee of the D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

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    (a)  [_]

    (b)  [X]

3.  SEC USE ONLY

    ------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

    21,692 shares

6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

    2,407,168

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

    84,032

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

    -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    84,032 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

    [X]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0.6%

12. TYPE OF REPORTING PERSON*

    IN

    *Each voting trustee who is also a shareholder and director of the Issuer
     (i.e., Ronald E. Frisbie, W. Garth Sprecher, Anne Sweigart, Robert M. Lauman and John Amos) has the right to retain 300 shares in his or her own name outside of the Voting Trust. They also retain the right to vote all shares held in their individual names in a company stock plan such as the Issuer's Employee Stock Purchase

     Plan, Employee Stock Ownership Plan, or Dividend
     Reinvestment Plan.

1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    John Amos as voting trustee of the D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)  [_]

    (b)  [X]

3.  SEC USE ONLY
    ------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER

    63,150 shares

6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH SHARED VOTING POWER

    2,407,618

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH SOLE DISPOSITIVE POWER

    63,150

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH SHARED DISPOSITIVE POWER

    65,709

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

    128,859 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES*

     [x]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0.4%

12. TYPE OF REPORTING PERSON*

    IN

    *Each voting trustee who is also a shareholder and director of the Issuer
     (i.e., Ronald E. Frisbie, W. Garth Sprecher, Anne Sweigart, Robert M. Lauman and John Amos) has the right to retain 300 shares in his or her own name outside of the Voting Trust. They also retain the right to vote all shares held in their individual names in a company stock plan such as the Issuer's Employee Stock Purchase Plan, Employee Stock Ownership Plan, or Dividend Reinvestment Plan.

Item 1(a).  Name of Issuer:  D & E Communications, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            124 East Main Street, P.O. Box 458,
            Ephrata, Pennsylvania 17522-0458

Item 2(a). Name of Person Filing: The D & E Communications, Inc. Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002.

Item 2(b).  Address of Principal Business Office or, if None,
            Residence: c/o Voting Trust, P.O. Box 458, Ephrata,
            Pennsylvania 17522-0458

Item 2(c).  Citizenship: Pennsylvania

Item 2(d). Title of Class of Securities: Common Stock, par value $0.16 per share

Item 2(e).  CUSIP Number:  232860106

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

            Not Applicable.

Item 4.     Ownership.

            (a)  Amount Beneficially Owned: 2,407,168 shares.

            (b)  Percent of Class: 15.6%.

            (c)  Number of shares as to which such person has:

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                 (i)    sole power to vote or to direct the vote:
                        -0-

                 (ii) shares shared power to vote or to direct the vote: 2,407,168 shares

     Certain shareholders of the issuer are party to the Voting Trust. The Voting Trust, through its trustees, has the right to exercise sole voting power with respect to the shares subject to the Voting Trust on all matters submitted to the issuer's shareholders for a vote. By its terms, the Voting Trust expires November 19, 2007. Each reporting person is one of five trustees of the Voting Trust and therefore exercises shared voting power with respect to the shares held by the Voting Trust. No reporting person alone, as a trustee, is able to direct the vote of the Voting Trust. Each reporting person, as a trustee of the Voting Trust, disclaims beneficial ownership of the Voting Trust shares over which he or she has shared voting power, except with respect to the shares over which he or she, as the beneficial owner, has sole investment power in his or her individual capacity as shareholder.

                 (iii)  sole power to dispose or to direct the
                        deposition of:  -0- shares

                 (iv) shared power to dispose or to direct the deposition of: -0- shares

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer, check the following: [_]

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         The Voting Trust holds 800,000 (5.2%) shares contributed by the Ephrata National Bank as Trustee of the William and Jemima Brossman Charitable Foundation.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the
         Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

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Item 10. Certifications.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2003      THE D & E COMMUNICATIONS, INC.
                              VOTING TRUST

                              By: /s/ W. Garth Sprecher
                                  W. Garth Sprecher
                                  Voting Trustee